UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2004.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:   OCTOBER 18, 2004                   /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

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                           BARADERO RESOURCES LIMITED


                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004
                      (Unaudited - Prepared by Management)


--------------------------------------------------------------------------------

MANAGEMENT'S COMMENTS ON UNAUDITED FINANCIAL STATEMENTS


The accompanying unaudited interim consolidated financial statements of Baradero Resources Limited for the three months ended August 31, 2004, have been prepared by and are the responsibility of the Company's management. These statements have not been reviewed by the Company's external auditors.

                           BARADERO RESOURCES LIMITED
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (Unaudited - Prepared by Management)



                                                    AUGUST 31,        MAY 31,
                                                       2004            2004
                                                         $               $
                                                                    (AUDITED)

                                   A S S E T S

CURRENT ASSETS

Cash                                                    101,385         100,921
Amounts receivable and prepaids                           8,455          10,303
                                                   ------------    ------------
                                                        109,840         111,224
OTHER ASSETS (Note 3)                                    23,669          26,489
                                                   ------------    ------------
                                                        133,509         137,713
                                                   ============    ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities (Note 5)        13,384          15,089
ADVANCES (Note 5)                                       123,000         127,548
                                                   ------------    ------------
                                                        136,384         142,637
                                                   ------------    ------------


          S H A R E H O L D E R S ' E Q U I T Y ( D E F I C I E N C Y )

SHARE CAPITAL (Note 4)                                1,751,878       1,751,878

DEFICIT                                              (1,754,753)    (1,756,802)
                                                   ------------    ------------
                                                         (2,875)         (4,924)
                                                   ------------    ------------
                                                        133,509         137,713
                                                   ============    ============

NATURE OF OPERATIONS (Note 1)



APPROVED BY THE DIRECTORS

/s/ NICK DEMARE           , Director
-------------------------
/s/ HARVEY LIM            , Director
-------------------------


          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)



                                                       2004            2003
                                                         $               $
REVENUES

Oil and gas sales                                             -          14,284
                                                   ------------    ------------
EXPENSES

Production                                                    -           6,174
General and administration                               17,146           2,298
Depreciation, depletion and impairment                        -           4,655
                                                   ------------    ------------
                                                         17,146          13,127
                                                   ------------    ------------
INCOME (LOSS) BEFORE OTHER ITEMS                        (17,146)          1,157
                                                   ------------    ------------
OTHER ITEMS

Interest and other income                                21,465             105
Foreign exchange gain (loss)                             (2,270)          1,348
                                                   ------------    ------------
                                                         19,195           1,453
                                                   ------------    ------------
INCOME FOR THE PERIOD                                     2,049           2,610

DEFICIT - BEGINNING OF PERIOD                        (1,756,802)     (1,935,960)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                              (1,754,753)     (1,933,350)
                                                   ============    ============


BASIC AND DILUTED EARNINGS PER SHARE                      $0.00           $0.00
                                                   ============    =============
WEIGHTED AVERAGE NUMBER OF
         COMMON SHARES OUTSTANDING                    1,911,521       1,911,521
                                                   ============    ============




          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
                      FOR THE THREE MONTHS ENDED AUGUST 31
                      (Unaudited - Prepared by Management)




                                                       2004            2003
                                                         $               $
CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Income for the period                                     2,049           2,610
Items not affecting cash
     Depreciation, depletion and impairment                   -           4,655
Decrease in amounts receivable and prepaids               1,848           1,126
Increase (decrease) in accounts payable
     and accrued liabilities                             (1,705)            298
                                                          2,192           8,689
                                                   ------------    ------------
INVESTING ACTIVITIES

Additions to oil and gas properties                           -          (6,337)
Other assets                                              2,820               -
                                                          2,820          (6,337)
                                                   ------------    ------------
FINANCING ACTIVITY

Repayment of advances                                    (4,548)              -
                                                   ------------    ------------
NET INCREASE IN CASH                                        464           2,352

CASH - BEGINNING OF PERIOD                              100,921          36,207
                                                   ------------    ------------
CASH - END OF PERIOD                                    101,385          38,559
                                                   ============    ============



SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid in cash                                         -               -
                                                   ============    ============
Income taxes paid in cash                                     -               -
                                                   ============    ============





          The accompanying notes are an integral part of these interim consolidated financial statements.

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004
                      (Unaudited - Prepared by Management)


1.       NATURE OF OPERATIONS

         The Company was involved in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in oil and gas properties. The Company subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its oil and gas subsidiary and no longer holds any oil and gas interests. The Company is currently assessing its business opportunities.

         As at August 31, 2004, the Company had an accumulated deficit of $1,754,753, working capital of $96,456 and advances payable of $123,000. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.


2.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. The interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.


3.       OTHER ASSETS

                                                       AS AT AUGUST 31, 2004           AS AT MAY 31, 2004
                                                   ----------------------------    ----------------------------
                                                      NUMBER          AMOUNT          NUMBER          AMOUNT
                                                     OF SHARES           $           OF SHARES           $

         Secure One Inc. (a)                            544,000          14,294         580,000          15,239
         Halo Resources Ltd. (b)                         12,500           9,375          15,000          11,250
                                                                   ------------                    ------------
                                                                         23,669                          26,489
                                                                   ============                    ============


         (a) The quoted market value of the Secure One Inc. shares at August 31, 2004, was $97,920.

         (b) The quoted market value of the Halo Resources Inc. shares at August 31, 2004, was $10,875.

                           BARADERO RESOURCES LIMITED
               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004
                      (Unaudited - Prepared by Management)



4.       SHARE CAPITAL

         Authorized - unlimited common shares without par value

         Issued -
                                                       NUMBER
                                                     OF SHARES           $

         Balance, beginning and end of period         1,911,521       1,751,878
                                                   ============    ============

         (a) On June 3, 2004, the Company completed a consolidation of its share capital on a 1 new for 4 old basis. All share balances have been adjusted accordingly.

         (b) As at August 31, 2004, 489,133 shares are held in escrow and are being released at six months intervals over a period ending September 27, 2007.

         (c) As at August 31, 2004, no stock options or warrants are outstanding.


5.       RELATED PARTY TRANSACTIONS

         (a) During the three months ended August 31, 2004 the Company was charged a total of $15,000 (2003 - $1,500) for accounting, administration and management services provided by a company controlled by the President of the Company. As at August 31, 2004, $2,353 remained unpaid and is included in accounts payable and accrued liabilities.

         (b) The Company has received ongoing advances from the President of the Company. As at August 31, 2004, $123,000 remained outstanding. The advances are non-interest bearing.

         (c) During the 2002 fiscal year the Company provided a loan of $55,300 to a former President of the Company to acquire 87,500 common shares of the Company (the "Loan Shares"). The Company received a promissory note for the loan. The promissory note is non-interest bearing and is repayable either in part or in full as required by the Company upon the disposition of part or all of the Loan Shares. During the 2002 fiscal year the Company received a partial payment of $7,900. As at August 31, 2004, 75,000 Loan Shares remain pledged as security for the $47,400 promissory note. This amount has been charged to share capital.

                           BARADERO RESOURCES LIMITED
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                   FOR THE THREE MONTHS ENDED AUGUST 31, 2004


BACKGROUND

This discussion and analysis of financial position and results of operation is prepared as at October 18, 2004 and should be read in conjunction with the interim consolidated financial statements and the accompanying notes for the three months ended August 31, 2004 and 2003 of Baradero Resources Limited. (the "Company"). Those financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as otherwise disclosed, all dollar figures included therein and in the following management discussion and analysis ("MD&A") are quoted in Canadian dollars. Additional information relevant to the Company's activities, can be found on SEDAR at www.sedar.com .

COMPANY OVERVIEW

The Company was engaged in the acquisition, exploration, development and production of crude oil and natural gas reserves. In March 2004, the Company sold its remaining interests in its oil and gas properties. It subsequently participated in the drilling of an unsuccessful well in Alberta, Canada. On May 31, 2004, the Company abandoned its wholly-owned oil and gas subsidiary, California Exploration Inc. ("CalEx") and no longer holds any oil and gas interest. The Company is currently assessing its business opportunities.

Effective June 3, 2004, the Company consolidated its share capital on a 1 new for 4 old basis and changed its name from California Exploration Ltd. to Baradero Resources Limited. The Company is a reporting issuer in British Columbia, Alberta and Yukon. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "BRH" and on the OTCBB under the symbol "BRHAF". The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") as a foreign private issuer under the Securities Act of 1934

FORWARD LOOKING STATEMENTS

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

RESOURCE PROJECTS

On May 31, 2004, the Company abandoned its wholly-owned oil and gas subsidiary, CalEx, and no longer holds any oil and gas interest. The Company is currently reviewing a number of opportunities in the resource sector.

SELECTED FINANCIAL DATA

The financial information for the 2004 and prior fiscal years include the accounts of the Company and the operations of CalEx to May 31, 2004. Effective May 31, 2004, the Board of Directors of the Company determined to abandon CalEx. The Company no longer accounts for the activities of CalEx.

For the 2004 fiscal year, on a retroactive basis, the Company changed its reporting currency from United States dollars to Canadian dollars to reflect the Company's activities at the end of the 2004 fiscal year. All assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Revenues and expenses are translated at the average rate for the year.

Baradero Resources Limited - MD&A
For the three months ended August 31, 2004                                Page 2
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The following selected financial information is derived from the unaudited consolidated interim financial statements of the Company prepared in accordance with Canadian GAAP.

                              -----------    --------------------------------------     ---------------------------
                              FISCAL 2005                 FISCAL 2004                           FISCAL 2003
                              -----------    --------------------------------------     ---------------------------
                                  AUG. 31    MAY 31    FEB. 29   NOV. 30    AUG. 31     MAY 31   FEB. 28    NOV. 30
                                     $         $          $         $          $          $         $          $

OPERATIONS:

Revenues                                -    35,014     27,686    21,920     14,284     22,064         -          -
Net income (loss)                   2,049   199,353    (21,354)   (1,451)     2,610   (164,617)  (31,172)  (284,429)
Basic and diluted earnings
    (loss) per share                 0.00      0.10     (0.01)    (0.00)       0.00     (0.09)    (0.02)     (0.15)
Dividends per share                     -         -          -         -          -          -         -          -

BALANCE SHEET:

Working capital (deficiency)       96,456    96,135   (192,395) (167,765)  (172,463)  (173,391) (158,628)   (73,844)
Total assets                      133,509   137,713    139,205   140,756    138,441    135,533   272,465    382,336
Total long-term liabilities       123,000   127,548    102,548   102,548     99,548     99,548    99,548     90,000


RESULTS OF OPERATIONS

During the three months ended August 31, 2004 ("2004") the Company reported a net income of $2,049, a decrease of $561 compared to the comparable period in 2003 ("2003").

Oil and gas sales for 2003 was $14,284. Revenues from oil and gas sales in 2003 were generated from the West Ranch Field well. Effective March 1, 2004, the Company sold its interest in the West Ranch Field well. Production costs of $6,174 were incurred and depletion of $4,655 was recorded for 2003.

General and administration costs increased by $14,848, from $2,298 in 2003 to $17,146 in 2004. The increase in costs in 2004 was due to an increase in accounting, administration and management services provided by Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, and the services of Mr. DeMare as President of the Company. Chase is currently paid $5,000 per month.

During the three months ended August 31, 2004, the Company sold 36,000 shares of Secure One Inc. and 2,500 shares of Halo Resources, for total proceeds of $9,367, recognizing a gain of $6,547.

FINANCIAL CONDITION / CAPITAL RESOURCES

As at August 31, 2004, the Company had an accumulated deficit of $1,754,753, working capital of $96,456 and advances payable of $123,000. The Company also held marketable securities with a quoted market value, at August 31, 2004, of $108,795. The Company will require additional advances or equity financing to pursue any business opportunities and meet ongoing corporate overhead. There are no assurances that the Company will be able to identify and complete acquisitions or obtain sufficient additional resources.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements.

Baradero Resources Limited - MD&A
For the three months ended August 31, 2004                                Page 3
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PROPOSED TRANSACTIONS

The Company has no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

A detailed summary of all the Company's significant accounting policies is included in Notes 2 and 3 to the May 31, 2004 audited consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies adopted by the Company during the three months ended August 31, 2004.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended August 31, 2004 the Company was charged a total of $15,000 (2003 - $1,500) for accounting, administration and management services provided by a company controlled by the President of the Company. As at August 31, 2004, $2,235 remained unpaid and is included in accounts payable and accrued liabilities.

The Company has received ongoing advances from the President of the Company. As at August 31, 2004, $123,000 remained outstanding. The advances are non-interest bearing.

INVESTOR RELATIONS ACTIVITIES

The Company did not engage any outside consultants to provide investor relations activities during the three months ended August 31, 2004. All investor relations activities are provided by the Company's directors and officers.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited common shares without par value. As at August 31, 2004 and 2003 there were 1,911,521 issued common shares. No shares were issued during the three months ended August 31, 2004. As at August 31, 2004, there were no outstanding stock options or warrants.

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, CHIEF EXECUTIVE OFFICER of BARADERO RESOURCES LIMITED, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of BARADERO RESOURCES LIMITED for the interim period ending August 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    October 18, 2004

         /s/ Nick DeMare
         -----------------------
         Nick DeMare
         Chief Executive Officer

                                 FORM 52-109FT2

            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD




I, NICK DEMARE, A DIRECTOR of BARADERO RESOURCES LIMITED and performing similar functions to that of a Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings") of BARADERO RESOURCES LIMITED for the interim period ending August 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


Date:    October 18, 2004


         /s/ Nick DeMare
         ---------------
         Nick DeMare
         Director